[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 30, 2014

BY HAND AND EDGAR

John Dana Brown
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Intrawest Resorts Holdings, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed January 21, 2014 File No. 333-192252

Dear Mr. Brown:

On behalf of Intrawest Resorts Holdings, Inc. (the “Company”), enclosed is a copy of Amendment No. 4 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the filing of Amendment No. 3 to the Registration Statement with the Commission on January 21, 2014.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 27, 2014 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

John Dana Brown

Securities and Exchange Commission

January 30, 2014

Preliminary Financial Results for the Three and Six Months Ended Dec. 31, 2013, page 9

1.	We note that you have provided a preliminary range of results for revenues, net loss, revenues by segment, and segment EBITDA for the three and six months ended December 31, 2013. Please revise your disclosure to explain why only partial results are presented. In this regard, please tell us why you have not presented segment operating expenses and operating income, but have presented segment adjusted EBITDA. Item 10(e)(1)(i)(a) of Regulation S-K requires the presentation, in a position of equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP).

The Company has revised pages 9 through 12 based on our discussions with the Staff.

2.	As a related matter, please revise your disclosure to include the reconciliation and related disclosures required by Items 10(e)(1)(i)(b) and (c) of Regulation S-K. Please note that any reconciling items for segment adjusted EBITDA should be presented and discussed separately from the reconciliation to ensure compliance with Item 10(e) of Regulation S-K. In the alternative, consider removing the presentation of segment adjusted EBITDA, and replacing it with segment operating expenses and segment operating income.

The Company has revised pages 9 through 12 based on our discussions with the Staff.

3.	Further, you also state that the final results are subject to your completion of fiscal quarter end adjustments. Please tell us the types of adjustments which may impact your final results, and why they are not yet complete. For example, if you are currently performing an impairment analysis, and that analysis is not yet complete, you should so state and offer an explanation of the barrier(s) to completion.

The Company has revised pages 9 through 12 based on our discussions with the Staff.

4.	It appears that the revenues for your three segments do not sum to total revenues as presented in the table. Please revise your disclosure to explain this apparent discrepancy, or revise your tabular presentation to reconcile segment and total revenues.

The Company has revised page 9 based on our discussions with the Staff.

John Dana Brown

Securities and Exchange Commission

January 30, 2014

Mountain revenue, page 10

5.	We note from your disclosure here that season pass and frequency product sales increased 23.1% relative to the prior season, and that you expect the increase in skier visits to exceed the exceed the increase in mountain revenues, putting downward pressure on effective ticket price. Please revise the presentation here to include, in tabular form, by resort, the number and average price of season passes and frequency products sold for each period discussed. Please also revise your disclosure to include a discussion of the primary factors influencing this trend. For example, material changes in strategy regarding incentivizing purchases of season passes, such as special pricing or associated perks, should be discussed. Similar disclosure should be added to MD&A for each year and income statement is presented as this appears to constitute a known trend.

The Company has revised pages 9 through 12, 54 and 65 based on our discussions with the Staff.

Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial and Operating Information, page 14

6.	It appears that the Pro Forma As Adjusted balance sheet information on page 15 gives effect to the offering proceeds from your anticipated sale of 3,125,000 common shares in this offering. Pro forma information may not reflect the receipt or application of offering proceeds. Please revise your pro forma information to remove any adjustments related to the receipt of offering proceeds.

The Company has revised page 15 based on our discussions with the Staff.

Capitalization, page 39

7.	It appears your Pro Forma As Adjusted information gives effect to the proceeds from the anticipated sale of 3,125,000 shares of your common stock in this offering. Pro forma financial information may not reflect the receipt or application of offering proceeds. Please revise your pro forma presentation accordingly to remove any offering proceeds.

The Company has revised page 39 based on our discussions with the Staff.

John Dana Brown

Securities and Exchange Commission

January 30, 2014

Consolidated Financial Statements for the Year Ended June 30, 2013 and 2012

Note 21 – Subsequent Events, page F-45

8.	Please revise the disclosure relating to the FY14 First Lien Loans to include all the material terms, including interest rate and maturity date.

The Company has revised pages F-4, F-5, F-7, F-8, F-47, F-48, F-66 and F-67 based on our discussions with the Staff.

Please telephone the undersigned at (212) 735-2918 if you have any questions or require any additional information.

Very truly yours,

/s/ Gregory A. Fernicola

Gregory A. Fernicola

cc:	Kristin Shifflett, Securities and Exchange Commission
Amy Geddes, Securities and Exchange Commission
William Jensen, Chief Executive Officer, Intrawest Resorts Holdings, Inc.
Joshua B. Goldstein, Chief General Counsel, Intrawest Resorts Holdings, Inc.
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP